October 31, 2014

Mark P. Shuman

Branch Chief - Legal

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F St. NE

Washington, DC  20549

Re:

Mount Knowledge Holdings, Inc. (the “Company”)

Form 8-K

Filed October 9, 2014

File No. 000-52664

Dear Mr. Shuman:

On behalf of the Company, we are responding to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated October 16, 2014 (the “Letter”) relating to the above referenced filings.

For your convenience, we have repeated the comment from the Staff’s Letter in bold immediately prior to our response below.

Form 8-K Filed May 20, 2014 and Amendment No. 1 to Form 8-K Filed June 12, 2014

1.

This letter is to advise you that a preliminary review of the above-referenced current report on Form 8-K indicates a potential lack of compliance with the applicable requirements of the form. In this regard, it appears that immediately before the acquisition of Civergy, Inc. you were a shell company, as defined in Rule 12b-2 under the Exchange Act. If so, you were required by Item 2.01(f) of Form 8-K to provide in the current report filed within four business days after completion of the acquisition Form 10-level information, including historical financial statements for Civergy and pro forma financial information giving effect to the acquisition. Please refer to Section II.D.3 of SEC Release No. 33-8587 and Section 2.01(f) of Form 8-K. Please promptly amend your Form 8-K to provide the required disclosure.

Alternatively, if you believe you were not a shell company before the reported transaction, please provide us in your response letter with analysis in support of your belief that you had more than "nominal operations" within the meaning of the first prong of the Rule 12b-2 definition, and explain in reasonable detail the nature of your operations and any related operating expenses. We note in this regard disclosure in your Form 10-K for the fiscal year ended December 31, 2013, as well as in your subsequent Forms I0-Q for the quarterly periods ended March 31, 2014, and June 30, 2014, that you had "limited operations" during the periods covered by these reports.

Company Response:

The Company has concluded that it was not at the time of the transaction, or immediately before the transaction, a shell company as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

In reaching this conclusion, the Company has relied upon (i) precedent provided by a rule release circulated by the Commission with respect to the meaning of “shell company,” and (ii) an analysis of facts and circumstances regarding the operations of the Company in light of the rule release.

Rule 12b-2 defines a “shell company” as “a registrant, other than an asset-backed issuer … , that has:

 (1) no or nominal operations; and

 (2) either:

(i) no or nominal assets;

(ii) assets consisting solely of cash and cash equivalents; or

(iii) assets consisting of any amount of cash and cash equivalents and nominal other assets.”

The Commission provides clarity with respect to the intended scope of application of the “shell company” definition in its adopting release titled Revisions to Rules 144 and 145 (Rel. No. 33-8869; File No. S7-11-07), at footnote 172.  In response to commenter concerns about the application of the “shell company” definition, the Commission indicates that it does not intend for the definition to include start-up companies or those companies with limited operating histories, as such companies are not companies that have “no or nominal operations,” stating specifically:

 “Contrary to commenters’ concerns, Rule 144(i)(1)(i) is not intended to capture a “startup company,” or, in other words, a company with a limited operating history, in the definition of a reporting or non-reporting shell company, as we believe that such a company does not meet the condition of having “no or nominal operations.”

The Commission’s position that such companies are engaged in the pursuit of the development of their businesses and such pursuit would not be considered “no or nominal operations” within the meaning of Rule 12b-2 is dispositive, regardless of whether such companies may have yet to be successful in accumulating assets or generating revenues.  Under the definition of “shell company” set forth in Rule 12b-2 of the Exchange Act, if a company has more than “no or nominal operations”, the company is not a shell company and no further inquiry is required.

Company History and Operations

Mount Knowledge Holdings, Inc. (the “Company”) was incorporated as Auror Capital Corp. under the laws of the State of Nevada on March 16, 2006.  The Company began as an exploration stage company engaged in the acquisition and exploration of mineral properties. On January 23, 2009, the Company decided to abandon its Katrina mineral claim due to unsuccessful explorations to date and inability to attract investment capital to proceed with further exploration on the claim.  On July 27, 2009, the Company changed its business purpose from a mining and exploration to an educational software development and sales company offering innovative and proprietary learning software products and teaching services.  On January 25, 2010 (“Effective Date”), the Company filed an amendment and restatement to its Articles of Incorporation with the State of Nevada, to change its name to Mount Knowledge Holdings, Inc. which reflected its new business line.

On October 3, 2014, the Company acquired (the “Acquisition”) Civergy, Inc. (“Civergy”).  Civergy is an operating company providing smart grid technologies and cyber-security products and services to clients including U.S. Federal Government agencies, state, local and tribal governments and commercial clients.  As part of its business, Civergy trains its customers and provides software to its customers.

 From the Effective Date to and through the Acquisition (the “Start-Up Period”), the Company’s primary business consisted of educational software development and marketing of  proprietary learning software products (collectively, the “Mount Knowledge Business”).  Even after the Acquisition of Civergy, Inc. on October 3, 2014, the Company plans to continue to pursue the Mount Knowledge Business as a secondary line of business.

The Company consistently pursued the Mount Knowledge Business and the development thereof during the Start-Up Period.  Throughout the Start-Up Period, the Company’s operations and business development efforts are reflected in the Company’s public reports made to the Commission.  In all of such reports, the Company did not identify itself as a shell company.

On October 5, 2010, the Company, through its wholly owned subsidiary, Mount Knowledge Asia Ltd. ("MKA"), acquired and operated Language Key Asia Ltd. ("LKA") and the Language Key Group of companies ("LK Group") which included Language Key Corporate Training Solutions Ltd. (a Hong Kong corporation, and formerly The Language Key China Ltd., "LKCTS"), The Language Key Training Ltd. (a Hong Kong corporation, "LKTR"), The Language Key China Ltd. (a Wholly Owned Foreign Enterprise registered in Shanghai, China, "LKCH"), and Language Key Publishing Ltd. Each of the LK Group companies were a direct, wholly owned subsidiary of LKA, providing custom business English and communications skills courses, soft skills workshops, executive coaching and other related services to public and private sector clients, including government entities in Hong Kong and other Fortune 500 corporations.  The Company operated LKA until October 2011.

On October 24, 2011, MKA sold LKA and all of its subsidiaries, except for LKTR (the "LK Subsidiaries") to Software Sans Frontiere SA, a Belize corporation ("SSF"), for consideration representing the assumption of all of the liabilities of the LK Subsidiaries. Congruently, LKTR became a direct subsidiary of MKA. The Company's management made the decision to sell the LK Subsidiaries due to ongoing losses and failed restructuring efforts as a result of the lack of available financing for China based companies.

On February 24, 2012, the Company sold LKTR to SSF for consideration representing the assumption of all the liabilities of LKTR. In addition, the LK trademark and associated course training materials were returned to the original seller whose obligation was settled by the payment of $15,000 prior to disposition. Subsequently, on December 28, 2012, it sold MKA and its US subsidiary, Mount Knowledge USA, Inc. ("MTK USA"), to SSF for consideration representing the assumption of all the liabilities of both MKA and MTKUSA.

On March 19, 2013, the Company entered into a Definitive Agreement with Forum Mobile Inc. ("FRMB"), pursuant to which the Company has agreed to purchase, from FRMB, 100% of the ownership interest in Forum Mobile-Israel Ltd. ("FM"), in the form of a share exchange, in consideration for the issuance of common and preferred shares of the Company to FRMB, upon which FM will become a wholly owned subsidiary of the Company at closing. Due to unforeseen corporate changes with FRMB and its operations, the Company has decided to pursue other acquisition opportunities, and has formally withdrawn from the contemplated transaction.

On May 8, 2014, the Company executed a Marketing Affiliate Agreement (the "MA Agreement') with Birch First Global Investments Inc. ("Birch First Global") for the further development, marketing and sales of the ECO learning technology (the "Technology") owned by Birch First Global as a result of a prior settlement with the Company on or about December 28, 2012 (the "Settlement Date").

This MA Agreement was executed to set forth in a formal agreement the prior verbal understanding between the parties, which had been in place since the Settlement Date. The terms and conditions of the MA Agreement offers the Company the exclusive right to resell the Technology worldwide, subject to certain pricing and sales quotas, from the date of execution until December 31, 2014, with a renewal provision for one successive one year period thereafter, and other standard customary representations and warranties.

Pursuant to the MA Agreement, the Company committed to purchase a minimum of 100 units of Technology within the first six months of the MA Agreement. The Company has also agreed to pay Birch First Global a quarterly service fee in  an amount equal to $15,000 per quarter for its further development services on behalf of its product.

Conclusion

Prior to the Acquisition, the Company consistently operated the Mount Knowledge Business and pursued the development thereof in a manner consistent with a development stage operating company, has maintained on the cover pages of its periodic reports filed with the Commission that it is not a “shell company,” and, in its periodic reports and the financial statements filed therewith, has noted that it was in the development stage of its business.  While the Company has not been successful in generating sales based on the Mount Knowledge Business, based on the foregoing analysis, the Company respectfully submits that it was not at the time of the Acquisition, or immediately before the Acquisition, a shell company as defined in Rule 12b-2 under within the meaning of Rule 12b-2 prior to the Acquisition.  Prior to the Acquisition, the Company’s counsel at that time of the Acquisition,

Szaferman Lakind, provided an opinion to Civergy and its counsel that, in its opinion, the Company was not a shell company at the time of the Acquisition.

Even after the acquisition, the Company intends to continue to pursue the Mount Knowledge Business as a secondary line of business.  On October 23, 2014, ECO Knowledge Inc. (the “Subsidiary”) was formed as a new subsidiary of the Company to further the Mount Knowledge Business, with all the assets of the Company prior to the Acquisition, both tangible and intangible, including the Marketing Affiliate Agreement with Birch First Global for the further development, marketing and sales of the ECO learning technology, transferred to Subsidiary.    The Company also intends to  pursue synergies between Civergy and the Mount Knowledge Business to market the Mount Knowledge Business to its Civergy’s customer base.  Based on the above reasoning, the Company does not believe that it was a “shell company” prior to the acquisition.

If you have any questions regarding our responses to the comments in the Letter, please do not hesitate to contact me.

Sincerely,

/s/ Peter DiChiara

Sichenzia Ross Friedman Ference LLP

Cc: Katherine Wray

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